August 22, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Irene Barberena-Meissner

Re:	Lifezone Metals Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed July 11, 2023
File No. 333-272865

Ladies and Gentlemen:

This letter is submitted on behalf of Lifezone Metals Limited (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated August 2, 2023 (the “Comment Letter”) with respect to the above referenced amendment to the registration statement on Form F-1 filed with the Commission on July 11, 2023 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2. All references to page numbers in these responses are to pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 Filed July 11, 2023

Cover Page

1.	Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company has revised its disclosure on the cover page and pages 21, 81-82, 102 and 193-194 to address the Staff’s comment.

Risk Factors

Risks Related to Ownership of Lifezone Metals Securities

2.	Please expand your risk factor to disclose the purchase price of all securities being registered for resale. Also disclose that while certain stockholders, including sponsor, may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Lastly, disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: The Company has revised its disclosure on page 81 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Consummation of the Business Combination

3.	Please revise your disclosure here to include the number of redemptions of GoGreen ordinary shares. Please also expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company has revised its disclosure on page 175 to address the Staff’s comment.

LHL

F. Liquidity and Capital Resources

4.	We note your disclosure that “LHL will need additional capital in the future (beyond the next 12 months) to fund LHL’s operations and project developments” and that you “intend to finance [y]our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, and funds raised in connection with the Business Combination, including proceeds raised from the PIPE Financing and the funds released from the Trust Account after giving effect to any redemptions.” In light of the significant number of redemptions and the unlikelihood you will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company has revised its disclosure on pages 193-194 to address the Staff’s comment.

* * *

Should you have any questions or comments with respect to Amendment No. 2 or this letter, please contact Alyssa K. Caples at 212-474-1000 or +44-20-7453-1090.

Sincerely,

/s/ Alyssa K. Caples
Alyssa K. Caples

Copy to:

Chris Showalter

Chief Executive Officer

Commerce House

1 Bowring Road, Ramsey

Isle of Man, IM8 2LQ

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